SETTLEMENT AGREEMENT

This Settlement Agreement (“Agreement”) is made between Dennis Richter, Michele Richter, Patrick Richter, and Glenn M. Charlow (collectively, the “Richters”), on the one hand, and Kestrel Energy, Inc.(“Kestrel”), the merger partner of Kestrel, Kestrel Holding, LLC (“Holding”) and Samson Oil and Gas Limited (“Samson”), the Australian parent company of Kestrel and Holding, on the other hand. Kestrel, Samson and Holding are referred to collectively as the “Company” herein and the Company and the Richters are referred to collectively as the “Parties.”

RECITALS

WHEREAS, by letters dated August 18, 2006 (the “Notices”), each of the Richters made demand for appraisal rights under the dissenters’ rights provisions of the Colorado Business Corporation Act, Colo. Rev. Stat. §7-113-101 et seq. (the “Act”).
WHEREAS, in the Notices, the Richters rejected the consideration of $142 per share of Kestrel common stock payable to shareholders of Kestrel pursuant to the terms of the July 14, 2006 Plan of Merger (the “Plan of Merger”) by and between Kestrel and Holding.
WHEREAS, in the Notices, the Richters demanded the payment of “fair value” pursuant to the Act and claimed that the “fair value” of Kestrel shares under the Act is $530 per share (the “Claims”).
WHEREAS, the Richters represented in the Notices that they are the beneficial owners of 2,308 shares held by Cede & Co. as nominee, with Dennis Richter holding 988 shares, Michele Richter holding 551 shares, Patrick Richter holding 539 shares and Glenn M. Charlow holding 230 shares (the “Shares”).
WHEREAS, without admission of liability, the Parties wish to finally settle and terminate the Claims and all liabilities, expenses, claims and counterclaims related thereto.

TERMS

In consideration of the mutual promises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby contract, covenant and agree as follows:
1.  Payment. On October 16, 2006, assuming the full execution of this Agreement, the Company shall pay to each of the Richters the following sums (the “Payments”):

Dennis Richter	$142,163.32
Michele Richter	$79,283.39
Patrick Richter	$77,556.71
Glenn M. Charlow	$33,094.70

2.  Options. No later than twenty (20) days after the Payments, Samson will deliver to the Richters three year transferable options, issued in their name or in the name of such nominee(s) as they may direct, to purchase an aggregate of three million (3,000,000) freely transferable shares of Samson’s capital stock, of the type traded on the Australian Stock Exchange, at an exercise price of AUS$0.42 per share (the “Options”), broken down as follows:

Dennis Richter	1,284,229 Options
Michele Richter	716,204 Options
Patrick Richter	700,607 Options
Glenn Charlow	298,960 Options

3.  Covenant Not to Sue. The Parties agree and covenant not to assert the Claims or any other claims or counterclaims relating to the value of the Shares, the adequacy of the consideration paid for the Shares, the accuracy or completeness of the disclosures made by the Company relating to the Plan of Merger or this Agreement, in any other forum or in any other legal action, nor encourage or cooperate with others who might bring or threaten similar claims against the Company.

4.  Delivery of Stock Certificates and Documents. On October 16, 2006, or on a date as soon thereafter as is reasonably feasible for the Richters’ broker, each of the Richters will deliver to the Company (1) all stock certificates and other documents evidencing ownership of the Shares and (2) all documents required by the Letter of Transmittal sent to shareholders in connection with the Plan of Merger, fully completed and executed in accordance with the instructions contained in the Letter of Transmittal, including the Spousal Signature or Certification of No Spousal Signature Required, the Individual’s Certificate of Non-Foreign Status and an IRS Form W-9.

5.  Costs of Litigation. The Parties acknowledge that they bear their own attorneys’ fees and costs relating to the Claims.

6.  Richters’ Release of Claims. Each of the Richters, for themselves and for their respective officers, directors, employees, shareholders, attorneys, parents, subsidiaries, affiliates, related corporations, agents, heirs, successors, assigns and personal representatives, hereby fully and finally release and forever discharge the Company and its respective officers, directors, employees, shareholders, attorneys, parents, subsidiaries, affiliates, related corporations, agents, heirs, successors, assigns and personal representatives (the “Company Released Parties”), from any and all claims, debts, liabilities, demands, obligations, damages, losses, causes of action, costs, expenses or attorneys’ fees, whether known or unknown, accrued or unaccrued, existing or hereafter acquired, arising from any agreement, occurrence, matter, fact or thing, existing or occurring from the beginning of time to the date of this Agreement, that they may have against the Company Released Parties, including but not limited to, the Claims.

7.  The Company’s Release of Claims. The Company, for itself and for its respective officers, directors, employees, shareholders, attorneys, parents, subsidiaries, affiliates, related corporations, agents, heirs, successors, assigns and personal representatives, hereby fully and finally releases and forever discharges the Richters and their respective officers, directors, employees, shareholders, attorneys, parents, subsidiaries, affiliates, related corporations, agents, heirs, successors, assigns and personal representatives (the “Richters Released Parties”), from any and all claims, debts, liabilities, demands, obligations, damages, losses, causes of action, costs, expenses or attorneys’ fees, whether known or unknown, accrued or unaccrued, existing or hereafter acquired, arising from any agreement, occurrence, matter, fact or thing, existing or occurring from the beginning of time to the date of this Agreement, that they may have against the Richters Released Parties, including but not limited to, the Claims.

8.  Confidentiality. The Parties agree that, notwithstanding this Agreement, the Payments and the releases of the Company Released Parties and the Richters Released Parties, the confidentiality obligations created by the September 2006 Confidentiality Agreements between Kestrel and each of the Richters (the “NDAs”) (a) remain in full force and effect, (b) are binding upon and inure to the benefit of all of the Parties as if they were parties thereto, and (c) shall be interpreted to prohibit the disclosure of this Agreement or its terms, which shall for all purposes be treated as “Confidential Information” as defined by the Agreement, except to the extent permitted by the NDAs, including but not limited to Section 4 thereof, entitled “Legally Compelled Disclosure.

9.  Representation by Counsel. The Parties hereby acknowledge that they have been represented by counsel of their choice throughout the negotiations which preceded the preparation and execution of this Agreement, and that they have carefully and thoroughly reviewed this Agreement, in its entirety, with that counsel and that counsel has approved it as to form.

10.  Survival of Obligations. The rights and obligations of the Parties as set forth in this Agreement shall remain in effect without limitation as to time.

11.  No Admission of Liability. Nothing in this Agreement, including the fact that it was entered into by the Parties, shall constitute, or be construed as, an admission on behalf of any of the Parties as to the validity of any claims, defenses or allegations concerning the Claims. This Agreement shall not be admissible in any court, administrative agency or tribunal for any purpose, with the exception of a proceeding to enforce or interpret the terms of this Agreement.

12.  Authority to Execute and Perform. All action necessary to make the provisions of this Agreement binding on the Parties, their respective parents, subsidiaries, related corporations, affiliates, successors, assigns, employees, directors and management, has been properly taken. The persons signing this Agreement on behalf of the Parties are duly authorized to execute and to perform this Agreement. This Agreement, when executed, will be the legal and binding obligation of the Parties.

13.  Binding Effect. The terms and conditions contained in this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, survivors, and personal representatives of the Parties.

14.  Severability. If any provision of this Agreement is held illegal, invalid or unenforceable, such holding shall not affect any other provisions hereof. In the event any provision is held illegal, invalid, or unenforceable, such provision shall be limited so as to effect the intent of the Parties to the fullest extent permitted by applicable law.

15.  Enforcement. The Releases contained herein do not release any claims for enforcement of the terms, conditions or warranties contained in this Agreement. The Parties shall be free to pursue any remedies available to them to enforce the terms of this Agreement.

16.  Warranty of Non-Assignment. The Parties represent and warrant that none of them have assigned or transferred, or purported to assign or transfer, to any person or entity any claims, debts, liabilities, demands, rights, obligations, damages, losses, causes of action, costs, expenses, and attorneys’ fees subject to this Agreement.

17.  Entire Agreement. This Agreement is the entire agreement between the Parties. This Agreement supersedes any and all prior agreements and cannot be modified except in writing signed by all Parties.

18.  Execution in Counterparts. This Agreement may be executed in counterparts, all of which shall, upon execution and delivery of identical counterparts by all Parties, comprise a single agreement. Counterpart signatures may be exchanged by facsimile and shall be deemed delivered when received by the Party.

19.  Choice of Law and Venue Selection. The Parties agree that any proceeding or action that might be initiated to enforce or interpret the terms of the Agreement will be brought only in Denver, Colorado and that Colorado law or, if applicable, federal law will apply in such proceeding.

IN WITNESS WHEREOF, the Parties have executed this Settlement Agreement on the dates written below.

DENNIS RICHTER

Date: October 17, 2006	By:	/s/ Dennis Richter
Dennis Richter

MICHELE RICHTER

Date: October 17, 2006	By:	/s/ Michelle Richter
Michelle Richter

PATRICK RICHTER

Date: October 17, 2006	By:	/s/ Patrick Richter
Patrick Richter

GLENN M. CHARLOW

Date: October 17, 2006	By:	/s/ Glenn M. Charlow
Glenn M. Charlow

SAMSON OIL AND GAS LIMITED

Date: October 20, 2006	By:	/s/ Terry Barr
Terry Barr
President & Director

KESTREL HOLDING, LLC

Date: October 20, 2006	By:	/s/ Terry Barr
Terry Barr
Manager

KESTREL ENERGY, INC.

Date: October 20, 2006	By:	/s/ Terry Barr
Terry Barr
President & Director